82-3871





KRONES

		9 months 2004	9 months 2003	Change
Sales	€ m	1,115.3	1,064.7	4.8%
Profit after tax	€ m	46.7	45.9	1.7%
Order bookings, accumulated				
incl. Lifecycle Service	€ m	1,199.9	1,072.5	11.9%
Orders on hand as per September 30				
incl. Lifecycle Service	€ m	703.9	621.7	13.2%
Investments	€ m	22.5	31.7	-29.0%
Employees as per September 30				
KRONES in Germany		7,326	7,285	0.6%
KRONES GROUP		8,853	8,716	1.6%
Earnings per share*	€	4.43	4.36	1.7%
[illegible]	€ m	67.9	67.4	0.7%
Cash flow	€ m	75.7	73.8	2.6%

* diluted/undiluted

Dear shareholders and business associates,

We generally consider quarterly reports being a positive contribution – they provide a brief overview about our business activities of the past three months. Anyhow, we would like to point out, that the report only shows a portion of the KRONES business year, and for plant engineers in particular, the development of its upward trend is not always regular.

Therefore, it is good to know, that the quarterly report is merely showing a moment, which might portray a blurred picture depending on the appointed day or other influences.

The third quarter, which is underproportional for KRONES, does not change anything on our statement, that we expect further increase for the total year. Because, by September 30, we also had a record level with our orders on hand, and it lies clearly above the one from last year. The incoming orders show a value that exceeds the figures of the successful previous quarters.

This provides us with a good basis for the expected sales growth and increase in revenue in 2005.




Volker Kronseder
Executive Chairman

Hans-Jürgen Thaus
Deputy Executive Chairman

Export Remains the Economic Motor

While in Germany some are still talking about the upward trend that might increase even more, others, who have hardly recognised it, already prognosticate its end. However, there is no atmosphere of departure – an this, in consideration of the fact, that the world economy has grown this year like it hadn't for twenty years.

Worldwide, the strong boom is slowing down slightly; however, it remained during the third quarter of this year. In the USA, fiscal impulses took place, in China, administrative measures were undertaken to decelerate the exuberant economic activity, and the strong increase of the crude oil prices to constant new record levels slowed down the economic activity – however, all together, the economic driving forces of the world economy seem to be strengthened.

The assessment of business situation of the enterprises slightly rose in the third quarter from 94.1 to 94.8; the expectations have become dimmer again.

IFO economic activity of the industrial economy* October 2004


110
105
100
95
90
85
80
75
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Business situation assessment
Business expectations
IFO Business climate

* Manufacturing sector, construction industry, wholesalers and retailers

Enterprises in this country are reserved in their confidence, which in part is due to the restrained positive prognoses for an economic growth, and due to the inconstant political direction of reform, although the German federal government have set the right course with their agenda 2010, and particularly with their reforms agreed on for the employment market, as well as with the decisions on social security.

On the one hand, the IFO business climate index for July to September shows enterprises are able to assess their situation better again, on the other hand, it shows that the economic dynamics are less than they were with previous booms – too small, to span the still weakened domestic demand. Also has the economic recovery not lead to an improvement of the situation so far.

The economic recovery is connected to the export, which will continue to be the motor especially in the engineering industry. A lot of impetus is coming outside from Europe, but there as well, dynamics have become slightly less. Within this scenario, krones, as the world market leader for bottling and packaging lines, experienced a very controversial third quarter: there was an intermediate depression with sales, but record values for incoming orders and orders on hand.

Pricing pressure, raw materials prices, and labour costs bear against the result

Strong competition, high material prices, as well as labour costs have beaten down the prices in the third quarter.

Different factors and influences have impaired krones sales and results heavily, so that our return on sales decreased by 0.1 percent to 4.2 percent, when compared to the same period of the previous year. After the second quarter of this year, the return on sales was 4.5 percent.

The worldwide fierce competition in the beverage and packaging lines industry still plays a great role. The ongoing high pricing pressure is additionally strengthened by high material costs for stainless steel. The following figures clearly show this: While the total performance of the first nine months increased by 6.2 percent when compared to the same period of the previous year, the sales input increased overproportionally by 15.2 percent. The consequence was a gross profit, which was 0.7 percent less. In addition, the sales coming from trading goods had an income-reducing effect.

Labour costs also beat down the prices. KRONES is currently negotiating with employees' representatives about longer and more flexible working hours. We are aiming at an amicable solution, to maintain our competitiveness, to strengthen our locations in Germany, and to expand them, if possible. This, as well, requires political improvements for basic conditions.

KRONES Group sales and result on September 30, in million euro


2000
27.0
710.0
2001
36.7
848.2
2002
43.8
981.1
2003
45.9
1,064.7
2004
46.7
1,115.3
Result after tax
Sales

Sales rise by 4.8 percent

With 1,115.3 million euro, KRONES sales at the end of the third quarter were 4.8 higher than they were at the same time of the previous year. Sales from July to September could not keep up with the figures of the first two quarters at 387.8 and 387.3 million euro: With 340.2 million euro, we were also 2.0 percent below the amount of the third quarter of the previous year (347.2 million euro.)

All three sectors of the KRONES GROUPS show a weakened third quarter. Sales for the largest sector »Machines and lines for product filling and decoration« came to 280.1 million euro following 338.2 million euro in the first quarter and 349.7 million euro in the second quarter. All in all, there is a 7.7 percent sales increase of 968.0 million euro from January to September, when compared with the previous year (899.0 million euro.)

Until September 2004, the sector »Machines and lines for the beverage production« stayed below its value of the previous year. With 99.5 million euro, sales are almost 15 percent below the 116.9 million euro from last year.

In the third quarter, sales for the sector »Machines and lines for the low output range (KOSME)« at 47.8 million euro were slightly below the 48.8 million euro from last year. The two previous quarters had sales of 15.9 million euro and 18.0 million euro, and sales from July to September were 13.9 million euro.

In the first nine months, the portion of the total sales of our strongest sector »Machines and lines for product filling and decoration« rose to 86.8 percent.

KRONES GROUP sales in segments on September 30, in million euro

Machines and lines for beverage production/ process technology 8.9% (€ 99.5 m)

Machines and lines in the low output range (KOSME) 4.3% (€ 47.8 m)

Machines and lines for product filling and decoration 86.8 % (€ 968.0 m)



Sales as per September 30, 2004: € 1,115.3 m

Machines and lines for beverage production/ process technology 11.0% (€ 116.9 m)

Machines and lines in the low output range (KOSME) 4.6% (€ 48.8 m)

Machines and lines for product filling and decoration 84.4% (€ 899.0 m)



Sales as per September 30, 2003: € 1,064.7 m

Incoming orders increase by approximately 12 percent

In the third quarter, we achieved our highest value for the incoming orders (415.0 million euro) within a period of three months. The total value of the incoming orders from January to September is exceptionally high. With orders in the amount of 1,199.9 million euro, we are 127.4 million euro or 11.9 percent above the incoming orders we had in the previous year at the same time (1,072.5 million euro).

KRONES GROUP orders received on Sept 30, in million euro

Year	Orders received
2001	878.5
2002	1,030.4
2003	1,072.5
2004	1,199.9

With 1,199.9 million euro, the incoming orders of the first nine months achieved a very good result.

Orders on hand secure good capacity utilisation

Also with orders on hand, KRONES was far above previous figures by the appointed day September 30: 703.9 million euro are a plus of 13.2 percent, compared to the figures of the same period in the previous year (621.7 million euro) and a strong increase by the appointed day June 30, 2004 (629.2 million euro.)

KRONES GROUP orders on hand on September 30, in million euro

Year	Orders on hand
2001	643.6
2002	669.1
2003	621.7
2004	703.9

The order books are very full, and further growth is expected.

Slight Improvement in Profits

The intermediate result of the KRONES GROUP was strongly impaired in the first nine months by the mentioned different factors and influences. Nevertheless: KRONES achieved a profit of 46.7 million euro this year, which is slightly above the 45.9 million euro of the same period achieved in the previous year. With 11.7 million euro, the third quarter stayed clearly behind the two previous quarters (16.3 million euro and 18.7 million euro) but it is slightly above the figures from last year (11.5 million euro.)

In terms of earnings before taxes and interest (EBIT), at 67.9 million euro, KRONES is up 0.7 percent above the value of the previous year (67.4 million euro.)

KRONES GROUP profit after tax on September 30, in million euro

Year	Profit after tax
2000	27.0
2001	36.7
2002	43.8
2003	45.9
2004	46.7

Assets, Finances and Profits

Compared with December 31, 2003, on September 30, 2004, the balance sheet total of the KRONES GROUP increased by 5.0 percent to 914.2 million euro. Thanks to the higher trade volume, the current assets grew by 8.4 percent to 646.0 million euro.

The equity capital rose to 52.0 percent, which is still proof of an extremely sound financial structure. The group liabilities decreased further by 7.1 million euro to 138.9 million euro (June 30: 146.0 million euro): This corresponds to 15.2 percent of the balance-sheet total; merely 3.7 million euro of which were owed to the banks.

The provisions grew to 299.6 million euro (June 30: 287.5 million euro.)
By September 30, the KRONES GROUP had a liquidity of 3.3 million euro.

KRONES GROUP balance sheet structure in million euro

	Sept. 30, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Assets					
Fixed assets	264	272	250	206	182
Inventories	155	150	165	143	102
Receivables, other assets	492	392	355	315	293
Liquid assets	3	56	36	62	66
Liabilities					
Shareholder's equity	476	435	409	381	338
Provisions	300	277	271	230	186
Financial liabilities	4	6	1	2	3
Other liabilities	134	152	125	113	116
Balance-sheet total	914	870	806	726	643

KRONES Share at a High Level

After its record level of 85.00 euro on June 30, 2004, the KRONES share inclined easier. The shares, which were changed according to the resolution from preference shares to ordinary shares, decreased in August to 72 euro, however, by September 9, they reached the 80 euro mark and left the market on September 30, with 74.64 euro. By October 22, they rose again to 79.95 euro. The earnings per share rose to 4.43 euro.

Not least due to the conversion to ordinary shares has the KRONES share increased by more than 24 percent since the beginning of the year.

Therefore, the KRONES share has proven to be a reliable investment, and since its conversion, it has become more popular among institutional investors. Since the beginning of the year until the end of the quarter, it increased by 24.4 percent.

Development of the KRONES shares from January to October 2004


85.00 €
60.00 €
45
40
35
30
25
20
15
10
5
0
-5
Jan.
Febr.
March
April
May
June
July
Aug.
Sept.
Oct.
KRONES shares (Xetra)
MDAX

After its record level of this year, and quoted slightly lower, in September, the KRONES share tended again towards the 80 euro mark.

KRONES shares from July to November 2004


85.00 €
72.00 €
74.64 €
2
0
-2
-4
-6
-8
-10
-12
-14
-16
-18
July
August
September
October
Nov.
KRONES shares (Xetra)
MDAX

Investments Put Back

Like in the first half year, the KRONES GROUP remained reluctant with investments. We invested 22.5 million euro in expanding our production sites, as well as in measures for process optimisation and productivity increase, which is 29 percent less, when compared with the first nine months of the previous year (31.7 million euro).

We are confident the negotiations with the employees' representatives about more flexibility and expansion of the weekly working hours will lead to positive results. Subject to this condition, in the upcoming years, we will invest significantly more again in the expansion of our production sites, especially in Germany.

Investments in million euros on September 30


2001
40.8
2002
40.7
2003
31.7
2004
22.5

Number of employees slightly increased

On September 30, 2004 the KRONES GROUP was employing 8,853 staff worldwide, 137 employees or 0.6 percent more than at the same time last year (8,716 employees.) At our plants in Germany, there were 7,326 employees on the appointed day (September 30, 2003: 7,285 employees), at our subsidiaries abroad, there were 1,527 employees (September 30, 2003: 1,431 employees).

Employees worldwide on September 30


2001
8,304
2002
8,511
2003
8,716
2004
8,853

Outlook

Also at the end of 2004, KRONES expanded their leading position in the world market for beverage bottling lines and packaging machines. The business development of this year, and the different measures we have introduced and that we are still introducing will contribute to an increase in sales and profit in 2005 as well.

Turnover and Result Development


1995
7
807
1996
14
834
1997
18
868
1998
26
921
1999
25
908
2000
38
1,015
2001
50
1,165
2002
57
1,305
2003
60
1,435
Year-end surplus in million euro
Sales in million euro



Interim financial statements for the KRONES GROUP

Accounting principles applied

The quarterly financial statements and the consolidated financial statements of KRONES AG have been drawn up in accordance with the regulations of the Third Book of the HGB (German Commercial Code) and the AKTG (German Stock Corporation Act).

The consolidation, accounting and valuation methods applied correspond to those used for the consolidated financial statements as per December 31, 2003.

Expenditures and revenues allocated to the results from normal business activities, that are not seasonal in character, and are regularly incurred only at the end of the business year concerned, have been included in the interim report on a pro rata temporis basis.

The interim report conforms to the principles laid down in DRS 6.

Consolidated group

The figures include the financial statements of five domestic and 18 foreign subsidiaries (full consolidation).

The KOSME subgroup has been included since 2003.

Because of their minor significance for the portrayal of the group's net worth, financial position and results, 19 direct and three indirect subsidiaries have not been consolidated.

KRONES GROUP balance sheet as per September 30, 2004

Assets	Sept 30, 04	Dec 31, 03
	€ m	€ m
Intangible assets	13.0	14.0
Tangible assets	225.1	232.0
Financial assets	25.9	25.8
Fixed assets	**264.0**	**271.8**
Inventories	155.2	150.2
Accounts receivable (trade debtors)	428.6	368.3
Due from affiliated companies	22.0	10.1
Other assets	36.9	11.1
Securities	0.0	0.7
Liquid assets	3.3	55.3
Current assets	**646.0**	**595.7**
Prepaid expenses	**4.2**	**2.9**
Balance sheet total	**914.2**	**870.4**

Shareholders' equity and liabilities	Sept 30, 04	Dec 31, 03
	€ m	€ m
Equity capital	**475.7**	**435.1**
Provisions	**299.6**	**276.9**
Liabilities to banks	3.7	5.9
Accounts payable	74.3	80.7
Liabilities to affiliated companies	26.3	11.8
Other liabilities	34.6	58.8
Liabilities	**138.9**	**157.2**
Deferred income	**0.0**	**1.2**
Balance sheet total	**914.2**	**870.4**

KRONES GROUP profit-and-loss account as per September 30, 2004 and 3rd quarter of 2004

	2004	2003	Change
	01.01.–30.09.	01.01.–30.09.	
	€ m	€ m	%
Sales revenues	**1.115.3**	**1.064.7**	**4.8 %**
Change in inventories, finished/unfinished products	–8.5	–22.4	
Total performance	**1.106.8**	**1.042.3**	**6.2 %**
Cost of materials consumed	–519.2	–450.7	15.2 %
Gross income	**587.6**	**591.6**	**–0.7 %**
Personnel expenses	–357.0	–347.7	2.7 %
Balance of other operating revenues/expenditures	–133.7	–148.6	–10.0 %
Depreciation on fixed assets	–29.0	–27.9	3.9 %
Financial result	0.2	0.6	–66.7 %
Result on normal business activities	**68.1**	**68.0**	**0.1 %**
Tax on income	–21.4	–22.1	–3.2 %
Result after taxes	**46.7**	**45.9**	**1.7 %**

	2004	2003	Change
	3rd quarter	3rd quarter	
	€ m	€ m	%
Sales revenues	**340.2**	**347.2**	**–2.0 %**
Change in inventories, finished/unfinished products	–5.8	–19.0	
Total performance	**334.4**	**328.2**	**1.9 %**
Cost of materials consumed	–154.9	–144.4	7.3 %
Gross income	**179.5**	**183.8**	**–2.3 %**
Personnel expenses	–114.9	–111.7	2.9 %
Balance of other operating revenues/expenditures	–45.7	–49.1	–6.9 %
Depreciation on fixed assets	–9.7	–9.3	4.3 %
Financial result	0.6	–0.1	
Result of normal business activities	**9.8**	**13.6**	**–27.9 %**
Tax on income	1.9	–2.1	
Result after taxes	**11.7**	**11.5**	**1.7 %**

KRONES GROUP equity capital account as per September 30, 2004

	Parent company							Minority interests			Group
Development of group equity	Subscribed capital	Capital reserves	Revenue reserves	Currency differences, equity cap.	Cons. profit carried forward	Current consolidated profits	Equity capital	Shares in capital	Shares in result	Equity capital	Group equity capital
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Status on Dec. 31, 2002	26.9	103.7	225.0	-15.4	11.3	57.3	408.8	0.0	0.0	0.0	408.8
Carried forward to new account					57.3	-57.3	0.0			0.0	0.0
Changes in initial consolidation			-19.6				-19.6	2.4		2.4	-17.2
Dividend payment					-10.9		-10.9			0.0	-10.9
Consolidated net income Jan – Sept 2003						45.9	45.9			0.0	45.9
Transfer to revenue reserves			22.5		-22.5		0.0			0.0	0.0
Currency differences				-15.9			-15.9			0.0	-15.9
Status on Sept 30, 2003	**26.9**	**103.7**	**227.9**	**-31.3**	**35.2**	**45.9**	**408.3**	**2.4**	**0.0**	**2.4**	**410.7**
Currency differences				10.7	-0.9		9.8			0.0	9.8
Consolidated net income 4th quarter 2003						12.7	12.7		1.8	1.8	14.5
Transfer to revenue reserves			22.3		-22.3		0.0			0.0	0.0
Changes in the consolidated group			2.4				2.4	-2.3		-2.3	0.1
Status on Dec. 31, 2003	**26.9**	**103.7**	**252.6**	**-20.6**	**12.0**	**58.6**	**433.2**	**0.1**	**1.8**	**1.9**	**435.1**
Carried forward to new account					58.6	-58.6	0.0			0.0	0.0
Dividend payment					-11.9		-11.9			0.0	-11.9
Consolidated net income Jan – Sept 2004						45.5	45.5		1.2	1.2	46.7
Transfer to revenue reserves			14.0		-14.0		0.0			0.0	0.0
Changes in the consolidated group			0.1				0.1	0.2		0.2	0.3
Currency differences				4.9	0.6		5.5			0.0	5.5
Status on Sept 30, 2004	**26.9**	**103.7**	**266.7**	**-15.7**	**45.3**	**45.5**	**472.4**	**0.3**	**3.0**	**3.3**	**475.7**

KRONES GROUP flow of funds analysis as per September 30, 2004

	2004	2003
	Jan – Sept	Jan – Sept
	€ m	€ m
Result for the periodic	46.7	45.9
Depreciation/write ups on fixed assets	29.0	27.9
Increase in provisions	22.7	1.1
Other expenses and earnings non affecting payment	-11.5	2.8
Profit from the sale of fixed assets	-0.5	-1.1
Increase in inventories, trade receivables and other assets		
not allocated to investment or financing activities	-93.3	-18.1
Decrease in accounts payable and other liabilities		
not allocated to investment or financing activities	-17.3	-16.5
Cash flow from current operating activities	**-24.2**	**42.0**
Inpayments from disposals of tangible assets	1.5	0.8
Outpayments for investments in tangible assets	-17.8	-29.3
Outpayments for investments in intangible assets	-3.3	-2.4
Outpayments for investments in financial assets	-0.5	0.0
Outpayments for the acquisition of consolidated companies		
and other business units	-1.5	0.0
Cash flow from investment activities	**-21.6**	**-30.9**
Outpayments to company owners and minority interests	-11.9	-10.9
Increase/redemption of finance loans	-2.2	0.0
Cash flow from financing activities	**-14.1**	**-10.9**
Changes in liquid funds affecting payment	-59.9	0.2
Changes in liquid funds due to exchange rate,		
consolidated-group and evaluation factors	7.2	-16.1
Liquid funds at the beginning of the period	**56.0**	**36.2**
Liquid funds at the end of the period	**3.3**	**20.3**

Segment reporting for the KRONES GROUP January to September 2004

	Machines and lines for beverage production/ process technology		Machines and lines for product bottling and decoration		Machines and lines for the lower output range (KOSME)		KRONES GROUP	
	2004	2003	2004	2003	2004	2003	2004	2003
	9 months	9 months	9 months	9 months	9 months	9 months	9 months	9 months
	€ m	€ m	Mio. €	€ m	Mio. €	€ m	Mio. €	€ m
Sales revenues	99.5	116.9	968.0	899.0	47.8	48.8	1,115.3	1,064.7
Net income	0.2	1.0	44.7	42.0	1.8	2.9	46.7	45.9
Employees (on Sept 30)	590	585	7,874	7,816	389	315	8,853	8,716
Return on sales	0.2 %	0.9 %	4.6 %	4.7 %	3.8 %	5.9 %	4.2 %	4.3 %

Financial diary

April 28, 2005	Balance sheet press conference
Mai 2005	Interim report as per March 31
June 19, 2005	Annual general meeting
August 2005	Interim report as per June 30
November 2005	Interim report as per September 30
April 2006	Balance sheet press conference

The precise dates can be found on our website.

Contact

KRONES AG
Investor Relations
Hermann Count Castell
Böhmerwaldstraße 5
93073 Neutraubling
Germany

Telephone: 00 49(0)94 01-70 32 58
Fax: 00 49(0)94 01-70 37 86
E-mail: investor-relations@krones.de
Internet: www.krones.com

The interim report is also available in German and we will be pleased to send it to you on request. You will also find it on our website under Investor Relations.

KRONES AG
Investor Relations
Hermann Count Castell
Böhmerwaldstraße 5
93073 Neutraubling
Germany

Telephone: 00 49(0)94 01-70 32 58
Fax: 00 49(0)94 01-70 37 86
E-mail: investor-relations@krones.de
Internet: www.krones.com